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                          April 19, 2024

       Edward Dietzler
       President and Chief Executive Officer
       Princeton Bancorp, Inc.
       183 Bayard Lane
       Princeton, New Jersey 08540

                                                        Re: Princeton Bancorp,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 12,
2024
                                                            File No. 333-278651

       Dear Edward Dietzler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Edward C. Hogan, Esq.